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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   SCHEDULE TO

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 1)

                       SUNQUEST INFORMATION SYSTEMS, INC.
                            (Name of Subject Company)

                        SUNSHINE ACQUISITION CORPORATION
                                  KIRSTY, INC.
                                    MISYS PLC
                      (Names of Filing Persons (Offerors))

                      COMMON STOCK, NO PAR VALUE PER SHARE
                         (Title of Class of Securities)

                                    867654105
                      (CUSIP Number of Class of Securities)

                                 ROSS K. GRAHAM
                                    MISYS PLC
                                 BURLEIGH HOUSE
                                 SALFORD PRIORS
                        EVENSHAM, WORCESTERSHIRE WR11 5SH
                                     ENGLAND
                               011-44-1386-871 373
                  (Name, Address and Telephone Number of Person
  Authorized to Receive Notices and Communications On Behalf of Filing Persons)

                                    COPY TO:

                               PAUL H. WILSON, JR.
                              DEBEVOISE & PLIMPTON
                                919 THIRD AVENUE
                               NEW YORK, NY 10022
                                 (212) 909-6000

[ X ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the
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         previous filing by registration statement number, or the Form of
         Schedule and the date of its filing.

         Amount Previously Paid:    $80,868
         Form or Registration No.:  Schedule TO
         Filing Party:              Misys plc
         Date Filed:                June 29, 2001

[  ]     Check the box if the filing relates solely to preliminary
         communications made before the commencement of a tender offer.

         Check the appropriate boxes below to designate any transactions to which the statement relates:

         [X]     third-party tender offer subject to Rule l4d-1.

         [ ]     Issuer tender offer subject to Rule l3e-4.

         [ ]     going-private transaction subject to Rule 13e-3.

         [ ]     amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]
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                         AMENDMENT NO. 1 TO SCHEDULE TO

         This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on June 29, 2001 (the "Schedule TO") by Misys plc, a public company organized under the laws of England ("Misys"), Kirsty, Inc., a Delaware corporation and an indirect wholly-owned subsidiary of Misys ("Kirsty"), and Sunshine Acquisition Corporation, a Pennsylvania corporation and a wholly-owned subsidiary of Kirsty (the "Purchaser"). The Schedule TO relates to the third-party tender offer by the Purchaser to purchase all of the outstanding shares of common stock, no par value per share (the "Shares"), of Sunquest Information Systems, Inc. for a price of $24.00 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated June 29, 2001 (the "Offer to Purchase") and in the related Letter of Transmittal, copies of which are attached as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to the Schedule TO. The information in the Offer to Purchase is incorporated herein by reference. Capitalized terms used and not defined herein shall have the meanings ascribed to such terms in the Offer to Purchase.

         On July 3, 2001, the Purchaser filed a statement on Schedule 13D (the "Schedule 13D") with the Securities and Exchange Commission in accordance with Regulation 13D of the Securities Exchange Act of 1934, as amended, and mailed a copy of the Schedule 13D along with a copy of the Schedule TO (collectively and as amended, modified or supplemented, the "Pennsylvania Filings")to the Pennsylvania Securities Commission in accordance with the provisions of Section 8(a) of the Pennsylvania Takeover Disclosure Law ("PTDL"). A copy of the
Schedule 13D is attached hereto as Exhibit (a)(5) and is incorporated herein by reference.

         Pursuant to Section 8(a) of the PTDL, the Purchaser must undertake to notify the Pennsylvania shareholders of record that the Pennsylvania Filings are on file with the Pennsylvania Securities Commission and may be inspected during normal business hours. In connection with such undertaking, the Purchaser mailed on July 10, 2001 an Information Notice to the Record Holders of Shares of Sunquest Information Systems, Inc. A copy of the Information Notice to the Record Holders of Shares of Sunquest Information Systems, Inc. is attached hereto as Exhibit (a)(1)(J) and is incorporated herein by reference.

ITEM 11.  ADDITIONAL INFORMATION

         Item 11 of the Schedule TO, which incorporates by reference the information contained in the Offer to Purchase, is hereby amended and supplemented by adding thereto the following:

         "On July 3, 2001, the Purchaser mailed to the Pennsylvania Securities Commission a filing required to be made pursuant to Section 8(a) of the Pennsylvania Takeover Disclosure Law. The Purchaser made such Section 8(a) filing in order to satisfy certain disclosure requirements of the Pennsylvania Takeover Disclosure Law."
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ITEM 12.  EXHIBITS

         Item 12 of the Schedule TO is hereby amended and supplemented by adding thereto the following exhibits:

         (a)(1)(J) Information Notice to the Record Holders of Shares of Sunquest Information Systems, Inc. dated July 10, 2001.

         (a)(5) Schedule 13D, dated July 3, 2001, by Misys plc, Kirsty, Inc. and Sunshine Acquisition Corporation (previously filed with the Securities and Exchange Commission and incorporated herein by reference).
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                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 10, 2001
                                         SUNSHINE ACQUISITION
                                         CORPORATION

                                         By:      /s/ Ross K. Graham
                                                  ------------------------------
                                                  Name: Ross K. Graham
                                                  Title: Vice President
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                                         KIRSTY, INC.

                                         By:      /s/ Charles John Colwell
                                                  ------------------------------
                                                  Name: Charles John Colwell
                                                  Title: President
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                                         MISYS PLC

                                         By:      /s/ Ross K. Graham
                                                  ------------------------------
                                                  Name: Ross K. Graham
                                                  Title:   Corporate Development
                                                           Director
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                                  EXHIBIT INDEX

         Exhibit No.       Description
         -----------       -----------

         (a)(1)(J) Information Notice to the Record Holders of Shares of Sunquest Information Systems, Inc. dated July 10, 2001.

         (a)(5) Schedule 13D, dated July 3, 2001, by Misys plc, Kirsty, Inc. and Sunshine Acquisition Corporation (previously filed with the Securities and Exchange Commission and incorporated herein by reference).